UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________________________________

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

______________________________________________

CAPSTONE THERAPEUTICS CORP.
(Name of the Issuer and Name of Person Filing Statement)
______________________________________________

Common Stock, par value $0.0005 per share

(Title of Class of Securities)

14068E109

(CUSIP Number of Class of Securities)

Les M. Taeger

Senior Vice President, Chief Financial Officer

Capstone Therapeutics Corp.

1275 W. Washington Street, Suite 104

Tempe, Arizona 85281
(602) 286-5520

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications on Behalf of the Person Filing Statement)

With copies to:

Daniel M. Mahoney

Joshua Schneiderman

Snell & Wilmer L.L.P.

One Arizona Center

400 East Van Buren

Phoenix, Arizona 85004

(602) 382-6000
______________________________________________

This statement is filed in connection with (check the appropriate box):

a. [X]	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. [_]	The filing of a registration statement under the Securities Act of 1933.
c. [_]	A tender offer.
d. [_]	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [_]

Check the following box if the filing is a final amendment reporting the results of the transaction. [X]

Calculation of Filing Fee

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**
$10,000	$2

* Calculated solely for the purposes of determining the filing fee. The transaction valuation assumes the payment for 379,000 shares of common stock of the Company at $.025 per share in cash (or the closing price of the Company’s common stock on the OTCQB on May 29, 2019), in lieu of issuing fractional shares to holders of less than 1,000 shares of common stock. Actual amounts paid for fractional shares will equal the Cash-Out-Payment (as defined herein).

** The filing fee is calculated in accordance with Rule 0-11(b) by multiplying the Transaction Valuation by 0.0001212.

[X] Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2

Form or Registration No.: Schedule 13E-3 (File No. 005-42745)

Filing Party: Capstone Therapeutics Corp.

Date Filed: May 31, 2019

Introduction

This Amendment No. 2 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (as amended, the “Schedule 13E-3”), is being filed by Capstone Therapeutics Corp., a Delaware corporation (the “Company”), in connection with a proposed going private transaction. The Schedule 13E-3 was initially filed with the Securities and Exchange Commission (the “SEC”) on May 31, 2019 and was subsequently amended by Amendment No. 1 filed on July 3, 2019. This Amendment No. 2 is being filed pursuant to Rule 13e-3(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as a final amendment to the Schedule 13E-3 solely to report the results of the Rule 13e-3 transaction.

At the Company’s 2019 Annual Meeting of Stockholders held on August 22, 2019, the Company’s stockholders approved an amendment to the Company’s Amended and Restated Certificate of Incorporation (the “Certificate of Amendment”) to effect a 1-for-1,000 reverse stock split of the Company’s common stock, par value $0.0005 per share (the “Common Stock”), resulting in (i) holdings prior to such split of fewer than 1,000 shares of Common Stock being converted into a fractional share, which were immediately cancelled and converted into a right to receive the “Cash-Out-Payment” as described in the Company’s definitive proxy statement on Schedule 14A filed with the SEC on July 10, 2019, and (ii) the Company having fewer than 300 stockholders of record, thereby allowing the Company to deregister its Common Stock under the Exchange Act and avoid the costs associated with being a public reporting company.

On August 22, 2019, the Company filed with the Secretary of State of the State of Delaware the Certificate of Amendment to effect the reverse stock split.

The Company, upon completion of the reverse stock split and verification that the Company has fewer than 300 stockholders of record, intends to file a Form 15 with the SEC to deregister the Common Stock under the Exchange Act. Upon filing of the Form 15, the Company’s obligation to file certain reports with the SEC, including Forms 10-K, 10-Q and 8-K, will be immediately suspended. The Company expects that the deregistration will become effective 90 days after the date of filing of the Form 15.

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

CAPSTONE THERAPEUTICS CORP.

By: /s/ John M. Holliman, III
Name: John M. Holliman, III
Title: Executive Chairman

Dated: September 9, 2019